EXHIBIT 21.0

IHOP CORP. and SUBSIDIARIES

List of Subsidiaries

Listed below are the subsidiaries of IHOP Corp. which are directly or indirectly 100% owned as of December 31, 2001.

Blue Roof Advertising, Inc.	United States
IHOP Enterprises, Inc.	United States
IHOP Properties, Inc.	United States
IHOP Realty Corp.	United States
III Industries of Canada, Ltd.	Canada
International House of Pancakes, Inc.	United States